UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Primus Guaranty, Ltd.
(Name of Issuer)

Common Shares, par value $0.08 per share
(Title of Class of Securities)

G72457107
(CUSIP Number)

December 30, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

          * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G72457107

1.	Names of Reporting Persons.

XL Group plc

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]

(b) [ ]
3.	SEC USE ONLY
4.	Citizenship or Place of Organization

Ireland

Number of Shares Beneficially Owned by Each Reporting Person with		5.	Sole Voting Power

0

		6.	Shared Voting Power

3,635,482

		7.	Sole Dispositive Power

0

		8.	Shared Dispositive Power

3,635,482 (see Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,635,482

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
11.	Percent of Class Represented by Amount in Row (9)

9.58%

12.	Type of Reporting Person (See Instructions)

CO

Page 2 of 9 pages

CUSIP No. G72457107

1.	Names of Reporting Persons.

XL Insurance (Bermuda) Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]

(b) [ ]
3.	SEC USE ONLY
4.	Citizenship or Place of Organization

Bermuda

Number of Shares Beneficially Owned by Each Reporting Person with		5.	Sole Voting Power

0
		6.	Shared Voting Power

3,635,482
		7.	Sole Dispositive Power

0
		8.	Shared Dispositive Power

3,635,482
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,635,482
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
11.	Percent of Class Represented by Amount in Row (9)

9.58%
12.	Type of Reporting Person (See Instructions)

CO

Page 3 of 9 pages

Item 1.

	(a)	Name of Issuer:

Primus Guaranty, Ltd., (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

Clarendon House, 2 Church Street
Hamilton HM 11, Bermuda

Item 2.

	(a)	Name of Person Filing:

This statement is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “SEC”) under Section 13 of the Act:

(i) XL Group plc
(ii) XL Insurance (Bermuda) Ltd

XL Insurance (Bermuda) Ltd is the record owner of 3,635,482 shares of the Issuer’s Common Shares, par value $0.08 per share (the “Common Shares”). XL Insurance (Bermuda) Ltd, a Bermuda corporation, is a wholly owned subsidiary of XL Group plc.

	(b)	Address of Principal Business Office or, if none, Residence:

The Address of the Principal Business Office of each Reporting Person is:

XL Group plc
No. 1 Hatch Street Upper
4th Floor
Dublin, L2 2

XL Insurance (Bermuda) Ltd
XL House
One Bermudiana Road
Hamilton, D0 HM 08, Bermuda

	(c)	Citizenship:

		(i) XL Group plc	Ireland
		(ii) XL Insurance (Bermuda) Ltd	Bermuda

	(d)	Title of Class of Securities:

Issuer’s Common Shares, par value $0.08 per share.

	(e)	CUSIP Number:

G72457107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:

		(i) XL Group plc	3,635,482*
		(ii) XL Insurance	3,635,482*
(Bermuda) Ltd

*XL Insurance (Bermuda) Ltd disposed of 11,266,000 Common Shares it owned in a stock purchase transaction to affiliates of EBF & Associates, L.P. on December 30, 2010, which dispositions were reported on Form 4 filed on December 30, 2010. XL Group plc may be deemed to be the beneficial owner of the shares reflected in this Schedule 13G by virtue of being the ultimate parent holding company of XL Insurance (Bermuda) Ltd.

	(b)	Percent of Class:

		(i) XL Group plc	9.58%**
		(ii) XL Insurance (Bermuda) Ltd	9.58%**

**These figures are calculated based on 37,958,622 Common Shares issued and outstanding as of December 20, 2010, as reported in the Issuer’s Form 8-K filed on December 30, 2010.

	(c)	Number of shares as to which such person has:
XL Group plc
		(i)	Sole power to vote or to direct the vote: 0

		(ii)	Shared power to vote or to direct the vote: 3,635,482

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 3,635,482

XL Insurance (Bermuda) Ltd
(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 3,635,482

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 3,635,482

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certifications
Not Applicable

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 4, 2011

NAME
XL GROUP PLC

By:	/s/ Kirstin Romann Gould

	Name:	Kirstin Romann Gould
	Title:	Secretary

NAME
XL INSURANCE (BERMUDA) LTD

By:	/s/ Kirstin Romann Gould

	Name:	Kirstin Romann Gould
	Title:	Secretary

EXHIBIT A

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Shares, par value $0.08 per share, of Primus Guaranty, Ltd., a Bermuda company, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of the date noted below.

Dated: January 4, 2011

NAME
XL GROUP PLC

By:	/s/ Kirstin Romann Gould

	Name:	Kirstin Romann Gould
	Title:	Secretary

NAME
XL INSURANCE (BERMUDA) LTD

By:	/s/ Kirstin Romann Gould

	Name:	Kirstin Romann Gould
	Title:	Secretary